Evolving Reports on Exploration Progress
in SW United States Gold Projects

March 4, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to report on exploration progress at its Sheep Creeks, Malone, Boulder Valley and Siesta properties in the SW U.S. Sheep Creeks and Boulder Valley are situated in the prolific Carlin Gold Trend in North-Central Nevada while Siesta is a large land-holding staked by the Company between the Sleeper gold deposit and the Sandman deposits to the south. Malone is situated in SE New Mexico.

Malone
Drilling at the Malone prospect in SE New Mexico has been completed and results returned from the laboratory. Unlike the sediment and volcanic-hosted prospects in Nevada, Malone is hosted in much older basement crystalline rocks and exhibits stock-work, vein-hosted, and disseminated mineralization. The property, which measures 4 kilometers long N-S and 1.8 kilometers wide E-W is situated in Grant County, New Mexico

At Malone, a highly leucocratic Pre-Cambrian granitoid basement has been the focus of historic gold mining on a small scale, dating back to 1884. Evolving completed 10 diamond holes totaling 840 meters, mainly angle holes while two were vertical. The total strike length drilled was approximately 1000 meters, the shallow holes varying from approximately 30 to 181 meters depth.

Zone	Hole ID	From (m)	To (m)	Width (m)	Au (gpt)	Ag (gpt)
Patanke Zone	MAL-01 including	52.73 54.86 80.16 128.92	55.78 55.78 81.99 130.14	3.05 0.91 1.83 1.22	1.84 * 5.19 * 0.57 * 0.66 *	41.27 * 109 * 2.72 * 42.65 *
	MAL-02	54.86 62.48 82.29	56.39 66.14 83.82	1.52 3.66 1.52	0.49 * 0.79 * 0.99 *	45.95 * 32.86 * 0.72 *
	MAL-03	68.58 102.10	70.10 103.63	1.52 1.52	0.57 * 0.59 *	0.69 * 3.42 *
Hilltop Target	MAL-04 including	4.57 12.80 24.38 30.48 108.20	41.15 13.41 25.91 31.39 110.03	36.57 0.61 1.52 0.91 1.83	0.3 1.83 2.16 0.74 0.58	35.65 241 214 142 25
Canyon Target	MAL-05	56.39	57.91	1.52	0.77	5
	MAL-06 including	6.71 8.53 25.91	31.39 9.45 26.82	24.69 0.91 0.91	0.6 6.62 2.07	56.15 833 179

	MAL-07 including	4.57 5.49 14.63 23.77	17.37 6.40 15.54 24.69	12.80 0.91 0.91 0.92	0.58 2.2 1.3 0.92	57.21 291 82 43
	MAL-08	18.90	21.64	2.74	0.61	17.33
	MAL-09	18.29 23.77	20.12 29.26	1.83 5.49	0.54 0.38	20.5 19.5
Middle Stockwork Zone	MAL-10	46.33 59.13	47.24 60.96	0.91 1.83	0.75 0.66	24 43

Holes 6 and 7 in the “Canyon Target” returned the highest grade intervals. Hole 6 includes 24.69 meters grading 0.60 gpt gold and 56.15 gpt silver. This interval contains higher grade mineralization grading 6.62 gpt gold and 833 gpt silver over just under one meter width. Hole 7 contains 12.80 meters grading 0.58 gpt gold and 57.21 gpt silver, including an interval just under one meter width which grades 2.2 gpt gold and 291 gpt silver.

More drilling is warranted at Malone to more clearly define the dimensions of this near surface gold-silver mineralization and to determine the true width of the mineralization.

The Company’s “Geological Report on the Malone Property” as prepared by Gerald E. Ray Ph.D. dated February 20, 2007, may be viewed at www.sedar.com.

Sheep Creeks
At Sheep Creeks, the Company has drilled one reverse circulation and two diamond drill holes. The second diamond drill hole (RCC-002) is nearing completion at approximately 1,700 feet total depth. A complete description of the stratigraphy of the hole was presented in a recent press release (February 28, 2008). Once this hole is completed, three additional diamond drill holes will be completed across an approximately NE-SW line of holes spaced approximately 150 meters apart. Strong alteration and sulphidization is still apparent at the bottom of the hole. The next hole, RCC-003, will be collared approximately 120 meters E of RCC-001. Two drill rigs have been utilized at Sheep Creeks, one to pre-collar the holes to the bottom of the Miocene volcanic rocks, and a second, diamond drill for drilling through the altered, sedimentary rocks which underlie the volcanic sequence. Geochemical results have been returned from the first hole, a reverse circulation hole, and can be referenced in an earlier press release.

Photographs of drill core from the Company’s third Sheep Creeks hole can be viewed on the Company’s web site at http://evolvinggold.com/properties2/sheep-creeks/sheep-creeks-photos/.

Boulder Valley, Carlin, Cottonwood
These three properties fall under the exploration lease and sub-lease agreement with Newmont Mining Corporation as previously announced.. On Boulder Valley, a second reverse circulation hole is in progress. The first hole reached a total depth of 510 meters, penetrating approximately 350 meters of overburden before entering Paleozoic sedimentary strata. The property lies adjacent to the Goldstrike deposit, on the western side of the Tuscarora Arch. A total of six holes are planned as a first phase, at which point the drill will be moved to two other Carlin trend properties, named Carlin and Cottonwood Creek, where similar reverse circulation drill programs will be carried out as an initial phase. Assays are pending.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7

Siesta
Two reverse circulation drills are currently drilling at Siesta, testing geophysical anomalies in the largely sand-covered property. A total of approximately 30 holes have been planned during the first phase. No geochemical results have been received so far.

Company President Lawrence Dick, Ph.D., P.Geo. states: “ Our exploration program in the U.S. is drill intensive, with initial programs finished at Fisher Canyon and Malone, and three additional programs ongoing at Siesta, Bolder Valley, and Sheep Creeks. We expect an abundance of assay results as our drill programs progress. Once we have finished first rounds of drilling on the Carlin trend we will be moving to Wyoming where we have planned an exciting diamond drilling program on the Rattlesnake project where earlier drill results by others have returned near-surface gold mineralization. As well, while we are awaiting assays from Sheep Creeks, the magnitude of the alteration and sulphide mineralization there will likely warrant a much expanded drilling program.”

Incentive Stock Options

The Company announces today that it will distribute 3,000,000 incentive stock options to directors, officers, employees and consultants of the Company at a price of $1.70. These options will have a 5 year term and are subject to regulatory approval.

Winnemucca Mountain
The Company has advised Golden Sands Exploration Inc. and AHL Holdings Ltd. that the Company has terminated the Winnemucca Property Amended and Restated Option and Royalty Agreement originally dated December 3, 2004 (announced December 6, 2004), located in Humboldt County, Nevada.

About Evolving Gold Corp.
Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold deposits in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. The Company has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada. Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake gold prospect located in Wyoming (see press release dated January 18, 2008).

Evolving has entered into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated December 5, 2007). In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Tel: (604) 685-6375
Toll Free: 1 -866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989 Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 996-0238
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7